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April 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa Financing LLC Offering Statement on Form 1-A Filed March 22, 2023 File No. 024-12193

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa Financing LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 5, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on March 22, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Draft Offering Statement on Form 1-A

Cover Page

1.	We note your response to comment 1. However, your disclosure is still unclear regarding when the company plans to price the securities. Please clarify the language stating that for “approximately” one year following the offering commencement the purchase price will be $10 per share and that “on or about” the first day of each quarter the share price will be determined. Also revise the language that your Manager has the “discretion, to adjust the per Share purchase price or specified pricing period (but in no event more frequently than monthly or less frequently than annually).”

Response to Staff Comment No. 1

In response to the Staff’s comment, the Company has revised the Amended Offering Statement accordingly to state that for the Initial Pricing Period, the per Share purchase price will be $10. Following the Initial Pricing Period, the per Share purchase price will then be determined by the Manager on the first day of each calendar quarter that follows. With respect to the definition of the Initial Pricing Period, the Company intends to replace the bracketed date with the date that is the first day of the next calendar quarter following one year from the commencement of the Offering. Further, the Company has revised the Amended Offering Statement to remove the “discretion” language referenced in the Staff’s comment.

Signatures, page 107

2.	We note your response to comment 2. Please add the signatures for the majority of the members of the company’s board of directors. Additionally, please provide the disclosure required by Item 10 of Form 1-A for your principal financial officer.

Response to Staff Comment No. 2

In response to the Staff’s comment, the Company has revised the Amended Offering Statement to include the disclosure required by Item 10 of Form 1-A for its principal financial officer, and has included signatures for the majority of the sponsor’s board of directors. Note that the sponsor wholly-owns the Manager.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc: Via E-mail

Yishai Cohen, Chief Executive Officer

Charles Tomlinson, Head of Accounting

Erick Posser, Esq., General Counsel

Landa Holdings, Inc.

Farnell Morisset, Esq.

Patrick Wilson, Esq.

Goodwin Procter LLP